PROSPECTUS SUPPLEMENT           Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
(TO PROSPECTUS DATED                                 Registration No. 333-106680
 July 11, 2003)



                       [FIRST ADVANTAGE CORPORATION LOGO]



                    4,000,000 SHARES OF CLASS A COMMON STOCK

     This document supplements the prospectus dated July 11, 2003, the prospectus supplement dated August 7, 2003, the prospectus supplement dated August 20, 2003, the prospectus supplement dated August 27, 2003, the prospectus supplement dated September 10, 2003, the prospectus supplement dated November 10, 2003 and the prospectus supplement dated November 14, 2003 relating to the registration of our Class A common shares under our Registration Statement on Form S-4 (Registration No. 333-106680). This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplement replaces and supersedes the information set forth under the heading "Selling Shareholders" in the prospectus dated July 11, 2003.


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             YOU SHOULD READ CAREFULLY THE "RISK FACTORS" BEGINNING
   ON PAGE 6 OF THE PROSPECTUS DATED JULY 11, 2003 BEFORE DECIDING WHETHER TO
                      INVEST IN OUR CLASS A COMMON SHARES.


                            -------------------------





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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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          The date of this prospectus supplement is November 17, 2003.

                              SELLING SHAREHOLDERS

     In general, the persons to whom we issue shares of Class A common stock under this prospectus will be able to resell such shares in the public market without further registration and without being required to deliver a prospectus. However, certain persons who receive our Class A common stock may want to resell those securities in distributions that would require the delivery of a prospectus. With our consent, this prospectus may be used by certain shareholders who wish to sell our Class A common stock. As used in this prospectus, "selling shareholders" may include shareholders who receive our Class A common stock hereunder in connection with an acquisition and donees and pledgees selling shares received from such people. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

     Selling shareholders may sell our Class A common stock in any combination of the following:

     o through the Nasdaq National Market or any national securities exchange on which our Class A common stock has been approved for listing in the future;

     o    directly to purchasers in negotiated transactions;

     o by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

     o in block trades in which the broker or dealer will attempt to sell securities as an agent but may position and resell a portion of the block as principal;

     o in a transaction in which a broker or dealer purchases as principal for resale for its own account; or

     o    through underwriters and agents.

     Resales by selling shareholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Shares of our Class A common stock may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the shares through other securities dealers, and commissions or concessions to those other dealers may be allowed. Such selling shareholders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act and to reimburse them for any expenses in connection with an offering or sale of securities.

      The selling shareholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be an "underwriter" within the meaning of the Securities Act. Any commissions received by them and profit on any resale of such shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     Selling shareholders may also offer shares of Class A common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

     The following table sets forth:

     o the name of each selling shareholder as of the date of this prospectus;

     o the number of Class A common shares which such selling shareholder may sell from time to time pursuant to the prospectus; and

     o the number of Class A common shares beneficially owned by the selling shareholder prior to the offering.



                                           Amount of Class A common                   Class A common shares
          Selling Shareholder                shares that may be sold                owned before the offering
          -------------------                -----------------------                -------------------------
            William H. Goss                         15,275                                   0
           William Moore III                       122,973                                   0
           Timothy E. Fargo                        100,014                                   0
           Richard J. Taffet                        10,000                                   0
         George M. Ellis, Jr.                       62,448                                   0
   Bradley Trust, dated May 2, 1991                 26,020                                   0
Shaw Family Trust, created June 8, 2001             15,612                                   0
               Dan Cates                            15,741                                   0
              Joni Cates                            16,383                                   0


     No selling shareholder has held any position or office with, been employed by or otherwise has had any material relationship with First Advantage or First Advantage's predecessors or affiliates during the three years prior to the date of this prospectus.

     A selling shareholder may offer all or some portion of the Class A common shares. Accordingly, no estimate can be given as to the amount or percentage of Class A common shares that will be held by the selling shareholders upon termination of sales pursuant to this prospectus. In addition, the selling shareholders identified below may have sold, transferred or disposed of all or a portion of their Class A common shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

     This prospectus will be further amended or supplemented, if required by the Securities Act and the rules of the SEC, to disclose the identity of additional selling shareholders, the number of shares to be sold by the selling shareholders, any material relationship a selling shareholder may have with us, and other details of the resale to the extent appropriate.

     We will not receive any part of the proceeds from the resale by the selling shareholders of any shares under this prospectus. We will bear all expenses other than selling discounts and commissions and fees and expenses of the selling shareholders in connection with the registration of the shares being re-offered by the selling shareholders.